[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 5 , 2016

VIA EMAIL AND EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lions Gate Entertainment Corp.

Amendment No 1 to Registration Statement on Form S-4

Filed September 7, 2016

File No. 333-212792

Dear Mr. McWilliams:

On behalf of Lions Gate Entertainment Corp. (“Lions Gate” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-212792) filed with the Commission on September 7, 2016 (the “Registration Statement”), set forth in your letter dated September 22, 2016 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of the comment from the Comment Letter is set forth below in bold, followed by the Company’s response. In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 2 marked to show the changes made to the Registration Statement as filed on September 7, 2016. In connection with this letter and the filing by the Company of Amendment No. 2, Starz, Dr. Malone , the Company and Orion Arm Acquisition Inc., a wholly owned subsidiary of the Company (“Merger Sub”) are filing a Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) on the date hereof.

Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

General

1.	We note your response to our prior comment 1. It appears that Lions Gate and Dr. John C. Malone are affiliates within the meaning of Rule 13e-3. In this regard, we note that (i) Lions Gate and its subsidiaries hold approximately 4.8% of the outstanding shares of Starz common stock representing approximately 15.1% of the voting power of Starz; (ii) Dr. Malone holds 3.4% of the outstanding shares of Lions Gate common stock and is a significant stockholder in LGP and Discovery, which beneficially own in the aggregate an additional 6.8% of the outstanding shares of Lions Gate common stock; and (iii) Dr. Malone is a director on Lions Gate’s Board. Absent any other additional factors or analysis, please file Schedule 13E-3 and take such other steps as necessary to comply with Rule 13e-3 and provide an analysis as to whether Dr. Malone is engaged in this transaction.

Response:

In response to the Staff’s comment, Lions Gate has included in Amendment No. 2 the information required by Rule 13e-3 and the parties have concurrently filed the related Schedule 13E-3. Dr. Malone has been included as a filing person on the Schedule 13E-3. Such filing is being made only in response to the SEC's suggestion that certain of the filing persons may be “affiliates” within the meaning of Rule 13e-3. The fact of this filing is not intended to and does not express the view of any filing person as to their legal relationships or their engagement in the transaction.

2.	We note your response to prior comment 1. Given that Starz Series B common stock is presently listed on the NASDAQ Stock Market, please provide your analysis whether the M-B Exchange has either a reasonable likelihood or purpose of producing, either directly or indirectly, the effects referred to in Rule 13e-3(a)(3)(ii)(B).

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Response:

As noted in our response to prior comment 1, the M-B Exchange would not produce the effect described in Rule 13e-3(a)(3)(ii)(A) because Starz is already eligible to terminate its registration under Section 12(g) or to suspend the obligation to report under Section 15(d).

The M-B Exchange is not subject to Rule 13e-3 because the M-B Exchange does not have a reasonable likelihood or purpose of producing, directly or indirectly, the effect described in Rule 13e-3(a)(3)(ii)(B). Specifically, the M-B Exchange will not cause, and does not have a reasonable likelihood or purpose of effecting, any class of equity securities to become neither listed nor authorized to be quoted on a national securities exchange.

It is Lions Gate’s and Starz’s expectation that the Starz Series B common stock will continue to be publicly traded after the M-B Exchange, as disclosed in the joint proxy statement/prospectus on page 156 . Lions Gate and the other parties to the M-B Exchange did not enter into the M-B Exchange with the purpose of causing the Starz Series B common stock to be delisted from the NASDAQ Stock Market (“NASDAQ”). Lions Gate and the other parties to the M-B Exchange intend and desire that the Starz Series B common stock remain listed on NASDAQ subsequent to any consummation of the M-B Exchange.

Starz Series A common stock and Starz Series B common stock are presently listed on NASDAQ. After the M-B Exchange, on the basis of our investigation, the Starz Series B common stock would continue to be authorized to be quoted on NASDAQ in accordance with Rule 5460 thereof, which governs continuing listing standards for secondary classes of common stock.

In accordance with NASDAQ Rule 5460, w hen the primary equity security of a company, which would be the Starz Series A common stock, is listed on the NASDAQ Global Market, the secondary class of common stock, which would be the Starz Series B common stock, must meet all of the following requirements: (1) at least 100,000 publicly held shares; (2) a market value of publicly held shares of at least $1,000,000; (3) a minimum bid price of at least $ 1.00 per share; (4) at least 100 public holders; and (5) at least two registered and active market makers.

Starz has not received any notice of deficiency with respect to the Starz Series B common stock, and as such, Lions Gate believes that the Starz Series B common stock is currently in compliance with Rule 5460. Lions Gate also does not believe there is a reasonable likelihood that Starz fails or would fail to meet any of the requirements set forth above. In particular:

(1) Publicly Held Shares. As of September 28, 2016, 9,858,316 shares of Starz Series B common stock were outstanding, at least 1,061,367 of which were Publicly Held Shares for the purposes of Rule 5460. After the M-B Exchange, Lions Gate would own 9,455,341 shares of Starz Series B common stock and because no directors, officers or other 10% holders own any shares of Starz Series B common stock, there would be approximately 402,975 Publicly Held Shares (as defined in NASDAQ Rule 5005) , which is substantially in excess of 100,000 shares .

(2) Market Value of Publicly Held Shares. Based on the Starz Series B common stock price of $33.34 per share on September 26, 2016, the market value of P ublicly H eld S hares following the M-B Exchange would be $13,435,186.50, which is substantially in excess of $1,000,000.

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(3) Minimum B id P rice. As of September 27, 2016, the 52-week trading range of the Starz Series B common stock is $38.69–$24.75 per share, and the Starz Series B common stock has never traded below $14.98 per share, which is substantially in excess of $1.00 per share .

(4) Public Holders. The Starz Series B common stock had an estimated 506 beneficial holders as of April 15, 2016, and as such, it retains at least 100 “ public holders ” (as defined by NASDAQ Rule 5005) , which includes both beneficial holders and holders of record. The M-B Exchange would reduce the number of beneficial holders of Starz Series B common stock by at most five holders, including the trusts and foundations party to the M-B Exchange, which would still leave 501 beneficial holders, which is substantially in excess of 100.

(5) Market Makers. There are 20 registered and active market makers in Starz Series B common stock. Lions Gate understands that there are no specific criteria by which market makers select whether to remain a market maker of a particular stock, but that a primary consideration includes capturing order flow. As the number of public holders would be expected to exceed 500 and the number of publicly held shares would exceed 400,000 following any M-B Exchange, Lions Gate does not believe the M-B Exchange would have a reasonable likelihood of causing 19 of these 20 market makers to exit this role.

For the foregoing reasons, Starz and Lions Gate do not believe that the M-B Exchange has a reasonable likelihood or purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii), including the effects described in Rule 13e-3(a)(3)(ii)(B), and therefore, is not subject to Rule 13e-3.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1180 or by email at GSMoodie@wlrk.com.

Sincerely,

/s/ Gordon S. Moodie
Gordon S. Moodie

cc	Wayne Levin, Esq. (Lions Gate Entertainment Corp.)

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